CONSENT  OF  INDEPENDENT  REGISTERED  PUBLIC ACCOUNTING  FIRM

To the Board of Directors of Nevsun Resources Ltd.

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated March 13, 2009, except as to note 14 which is as of March 24, 2009, on the consolidated balance sheets of Nevsun Resources Ltd. ("the Company") as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended.

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our auditors' report on reconciliation to United States GAAP dated March 13, 2009.

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our Report of Independent Registered Public Accounting Firm dated March 13, 2009 on the Company’s internal control over financial reporting as of December 31, 2008.

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2008.

Chartered Accountants

Vancouver, Canada

March 30, 2009